BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Innovations Inc. (“Westport”, the “Company”, “we”, “us”, “our”) is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2013. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the U.S. dollar. This MD&A is dated February 25, 2014.

On May 30, 2011, the Board of Directors approved a fiscal year-end change from March 31 to December 31 to align the year ends of all consolidated operating companies to the calendar year. As a result of changing our year end, the April 1, 2011 to December 31, 2011 reporting period is a “stub” period of only nine months. Due to the difference in period lengths, the consolidated statements of operations and statements of cash flows are not directly comparable.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the orders or demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, availability of funding and funding requirements, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, availability of funding and funding requirements, timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, price differential between natural gas and liquefied petroleum gas, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by applicable legislation.

1

The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Our technology and products enable light- (less than 5.9 litre), medium- (5.9 to 10 litre), heavy-duty- (10 to 16 litre) and high-horsepower- (greater than 16 litre) petroleum-based fuel engines and vehicles to use primarily natural gas, giving users a cleaner and generally less expensive alternative fuel based on a more abundant natural resource. Through our partnerships and direct sales efforts, we sell natural gas and propane engines, fuel systems, and components to customers in more than 79 countries. We currently have strategic relationships with three of the world's top four engine producers and supply or have strategic relationships with six of the world's top ten truck producers, as well as seven of the world's top ten automotive manufacturers. Our strategic relationships with OEMs provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. We commercialize our technology in markets where demand for clean, low emission engines is prevalent.

Since our founding in 1995, we have invested over $600 million towards the research, development and commercialization of our proprietary technologies and related products. Conversely, our research and development efforts and investments have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage. Our technologies and related products enable combustion engines to use gaseous fuels, such as natural gas, propane, renewable natural gas (“RNG”) or hydrogen. The substitution of natural gas for petroleum-based fuel drives a reduction in harmful combustion emissions, such as particulate matter and greenhouse gases, in addition to providing a relatively inexpensive alternative fuel from a more plentiful natural resource.

2

The principle focus and responsibilities of the new reporting alignments are summarized below:

Operating Business Units

Westport Applied Technologies Business Unit

Westport Applied Technologies (“Applied Technologies”) designs, produces and sells compressed natural gas ("CNG") and liquefied petroleum gas ("LPG") components and subsystems to over 20 global OEMs, including Fiat, Volkswagen, Tata Motors (“Tata”), the GAZ Group, Chrysler, and General Motors (“GM”), and to aftermarket customers in over 60 countries. Sales from Westport's wholly-owned Italian subsidiaries, OMVL S.p.A. ("OMVL") and Emer S.p.A ("Emer"), including its wholly owned subsidiary Valtek S.p.A., and Westport's Australian operations are reported under the Applied Technologies business unit and are made either directly to OEMs or through one of their many distributors. The Applied Technologies business unit designs and manufactures a range of components including pressure regulators, injectors, electronic control units, valves and filters; sells monofuel and bi-fuel conversion kits; and also offers engine management systems and solutions that can be launched quickly at a competitive price. The Applied Technologies business unit provides Westport with high volume, scalable manufacturing and assembly. The business unit has a strong customer base in Europe and is targeting growing markets in Asia, and North and South America.

Westport On-Road Systems Business Unit

Westport On-Road Systems (“On-Road Systems”) engineers, designs, assembles and sells natural gas engine and vehicle systems for automotive, light commercial, and trucking. Westport's existing On-Road Systems, OEM customers and partners include Ford Motor Company (“Ford”), GM, PACCAR Inc. ("PACCAR") (Kenworth Truck Company "Kenworth" and Peterbilt, a PACCAR company), and Volvo Car Group ("Volvo Car"). Current products include the Westport WiNGTM Power System (the "WiNG System") for the Ford F-250/F-350 bi-fuel (CNG and gasoline) vehicle models; Volvo Car bi-fuel systems (CNG and gasoline) for the V60 and V70 bi-fuel wagon; Westport JumpStart mobile fuel services; and Westport iCE PACK™ LNG Tank System ("Westport iCE PACK") for spark-ignited ("SI") engines.

3

Through Westport's acquisition of BAF Technologies, Inc. (“BAF”), Westport further supports customers with vehicle conversions through the Ford Qualified Vehicle Modifier ("QVM") program and increases Westport's product range with the Ford line to include transit, cargo shuttle and taxi vehicles. Sold under the Westport WiNG™ Power System product brand, BAF product offerings include dedicated natural gas fuel systems for the Ford F-150, F-250/F-350, F-450/F-550, F-650, F-59, E-250/E-350, and E-450 vehicle models. BAF also provides aftermarket conversion products, alternative fuel systems and application engineering.

Westport Off-Road Systems Business Unit

Westport Off-Road Systems (“Off-Road Systems”) has been exploring product development opportunities for using liquefied natural gas (“LNG”) fuel in large, off-road engine applications including rail, mining, marine, and oil & gas. According to industry statistics and our analysis, the global annual fuel usage in these applications is over 24 billion gallons of diesel fuel annually, presenting a highly attractive opportunity for significant fuel cost savings and reduced emissions through the use of LNG as an alternative fuel. Current products include an LNG tender product for the rail market, and WestportTM 2.4L industrial engines sold to Clark Material Handling ("Clark") and Cummins Western Canada for forklift and oilfield applications, respectively.

Corporate and Technology Investments Business Unit

The Corporate and Technology Investments business unit ("Corporate and Technology Investments") is responsible for investments in new research and development programs and revenues and expenses related to development programs with OEMs, corporate oversight and general administrative duties. Corporate and Technology Investments focuses on long-term product development and future return on investments. Once a product is launched, the revenue will be recognized under one of the operating business units: Applied Technologies; On-Road Systems; or Off-Road Systems.

Westport Joint Ventures

Cummins Westport Inc.

Cummins Westport Inc. (“CWI”), our 50:50 joint venture with Cummins, Inc., (“Cummins”), serves the medium- to heavy-duty engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. The fuel for CWI engines is typically carried on the vehicles as CNG or LNG. CWI engines are produced at certain of Cummins' plants, allowing CWI to leverage Cummins' manufacturing footprint without incurring additional capital costs. CWI also utilizes Cummins' supply chain, back office systems and distribution and sales networks. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.

4

Weichai Westport Inc.

Weichai Westport Inc. (“WWI”) is a joint venture between Westport (35% interest), Weichai Holding Group Co. Ltd. (40% interest) ("Weichai") and Hong Kong Peterson (CNG) Equipment Ltd. ("Hong Kong Peterson") (25% interest) focusing on the Chinese market. WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally. WWI's dedicated facility in China has an annual production capacity of 50,000 engines.

GENERAL DEVELOPMENTS

On February 5, 2013, CWI announced award for over 900 natural gas buses powered by its 8.9 litre ISL G engine (the "ISL G"). CWI is expected to be supplying engines for two of the largest natural gas transit fleet orders in North America to date. In January 2013, LA Metro announced its plans to order 550 New Flyer Xcelsior natural gas buses, powered with the ISL G, to be deployed in 2014 and 2015, with an option to purchase an additional 350 buses in 2016 for both its own fleet and contract operators. In December 2012, the San Diego Metropolitan Transit System announced its decision to purchase up to 350 Gillig 40-foot low floor buses and 118 New Flyer 60-foot low floor articulated buses, all powered with the ISL G.

On February 28, 2013, Westport announced an agreement with leading global clean energy provider ENN Group (“ENN”) aimed at the proliferation of natural gas and LNG transportation solutions and fuel for on-road, off-road, rail and marine applications.

On March 19, 2013, Westport and Clean Energy announced a joint marketing agreement to encourage the use of natural gas vehicles (“NGVs”) and the establishment of the growing fueling infrastructure across North America. The companies will bundle the Westport iCE PACK and a long-term fuel contract with Clean Energy into a package for qualified customers.

On March 21, 2013, CWI announced that it had received certification for its Cummins Westport ISX12 G engine from the U.S. Environmental Protection Agency (“EPA”), meeting both the EPA 2013 regulations and the new greenhouse gas (“GHG”) and fuel-efficiency rules that will take effect in 2014. The engine subsequently commenced production in April 2013.

On May 30, 2013, Westport announced an agreement with GAZ Group, the leader of the Russian commercial vehicles market, to design and develop SI natural gas systems for a new range of GAZ Group CNG commercial vehicles. Westport's new WP580 Engine Management System will be applied to GAZ Group's YaMZ-530 4.4L and 6.6L diesel engines and will incorporate Westport proprietary components and technology in the multi-year development and supply agreement.

5

On June 5, 2013, Westport announced the launch of an LNG tender product solution, designed to supply fuel to an adjacent natural gas-powered locomotive, with an order for four tenders from Canadian National Railway Company ("CN").

On June 28, 2013, Westport acquired BAF and its subsidiary, ServoTech Engineering, Inc. (“ServoTech”) from Clean Energy Fuels Corp (“Clean Energy”) for $25 million in common shares of Westport (“Common Shares”) based on the volume weighted average price of such Common Shares ($27.4 million based on the closing price on the day of grant). Westport and Clean Energy also announced the $5 million co-marketing program.

On August 1, 2013, Westport announced that it will offer natural gas fueled systems for the Ford F-150. Westport expects to begin deliveries in the first quarter of 2014.

On September 25, 2013 and September 26, 2013, Westport announced that it was offering 6,000,000 Common Shares in the United States and Canada at a price of $25.39 per share. The offering was completed on October 1, 2013 for gross proceeds of $152.3 million.

On October 30, 2013, Westport announced that Universal LNG Solutions Inc.SM had placed a blanket purchase order for 900 Westport LNG Tank Systems to be delivered over the next two years.

On December 10, 2013, Westport unveiled the next generation of its HPDI technology platform, Westport™ HPDI 2.0. This new generation of natural gas technology will provide global vehicle and engine OEMs with a vertically integrated natural gas solution with attractive price, performance, and fuel economy. Developed to OEM quality standards, Westport™ HPDI 2.0 system components will be manufactured in high-quality facilities, offer ready integration into OEM operations globally, and provide an attractive way to reach scalable volume deliveries as natural gas markets mature and grow. Westport is now working with seven OEM applications with engine sizes ranging from trucks to locomotives at various stages of development with the goal of vertically integrated Westport™ HPDI 2.0 OEM product lines.

On February 12, 2014, Westport and Tata launched a new SI natural gas 3.8L turbocharged engine featuring the WP580 EMS. Designed to support many engine configurations, WP580 EMS is also scheduled to be applied to Tata's 5.7L engine targeting medium-duty applications in late 2014. Westport also unveiled its newest proprietary technology, Westport GEMDi™, which enables engine OEMs to offer a fully integrated, high performance engine optimized for dual fuel operation. Westport GEMDi technology has been co-developed with Tata on their next generation 5L engine that is targeted for medium-duty trucks and buses in India. Upon successful completion of the development phase, commercialization with Tata is expected to follow, with Westport supplying key natural gas engine components.

6

SELECTED ANNUAL FINANCIAL INFORMATION

The following table sets forth a summary of our financial results for the years ended December 31, 2013, December 31, 2012 and the nine months ended December 31, 2011:

Selected Consolidated Statements of Operations Data

	Years ended December 31,		Nine months ended December 31,
	2013	2012	2011
(expressed in millions of United States dollars, except for per share amounts and shares outstanding)

Total revenue	$164.0	$155.6	$87.7
Gross margin (1)	15.3	53.2	20.6
GM %	9.3%	34.2%	23.5%

Net loss	(185.4)	(98.8)	(45.8)
Net loss per share – basic and diluted (2)	(3.22)	(1.83)	(0.96)

Weighted average shares outstanding	57,633,190	54,072,513	47,933,348

Cash used in operations before changes in non-cash working capital (3)	(135.9)	(87.9)	(50.5)

(1)	Gross margin is calculated as revenue less cost of product and parts revenue.

The Company’s gross margin may not be comparable to those of other entities because some entities include depreciation and amortization related to products sold in cost of sales.

Gross margin as defined above applies to the discussion of gross margin throughout the MD&A.

(For the years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011, $4.3 million, $4.1 million and $3.2 million in depreciation and amortization is excluded from the calculation of gross margin, respectively).

(2)	Fully diluted loss per share is the same as basic loss per share as the effect of conversion of stock options, restricted share units and performance share units would be anti-dilutive.
(3)	See non-GAAP financial measures.

The following table sets forth a summary of our financial position as at December 31, 2013 and December 31, 2012:

Selected Balance Sheet Data

	December 31, 2013	December 31, 2012
(expressed in millions of United States dollars)

Cash and short-term investments	$210.6	$215.9
Total assets	491.7	490.1
Long-term financial liabilities (1)	13.0	52.2

(1)	Excluding warranty liability, deferred revenue, deferred income tax liabilities and other long-term liabilities.

7

SELECTED ANNUAL FINANCIAL INFORMATION (continued):

The following table sets forth a summary of the financial results of our joint ventures for the years ended December 31, 2013, December 31, 2012 and the nine months ended December 31, 2011:

Selected CWI Statements of Operations Data

	Years ended December 31,		Nine months ended December 31,
	2013	2012	2011
(expressed in millions of United States dollars)

Total revenue	$310.7	$198.0	$138.8
Gross margin	64.2	61.4	60.0
GM %	20.7%	31.0%	43.2%

Income before income taxes	23.1	35.4	42.7

Income attributable to the Company	9.4	13.2	13.0

Selected WWI Statements of Operations Data

	Years ended December 31,		Nine months ended December 31,
	2013	2012	2011
(expressed in millions of United States dollars)

Total revenue	$466.6	$272.1	$84.9
Gross margin	37.3	24.8	9.3
GM %	8.0%	9.1%	11.0%

Income before income taxes	14.5	9.8	4.9

Income attributable to the Company	4.3	2.9	1.4

8

OVERVIEW OF YEAR ENDED DECEMBER 31, 2013 RESULTS

Total Consolidated Revenues

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2013	2012	$	%

Applied Technologies	$93.2	$91.7	$1.5	2%
On-Road Systems	55.1	37.6	17.5	47%
Off-Road Systems	3.3	3.1	0.2	6%
Corporate and Technology Investments	12.4	23.2	(10.8)	-47%
Total consolidated revenues	$164.0	$155.6	$8.4	5%

Operating Results

For the year ended December 31, 2013, consolidated revenue increased $8.4 million, or 5%, to $164.0 million from $155.6 million for the year ended December 31, 2012. Increase in Applied Technologies revenue is primarily due to service revenue earned under development agreements. On-Road Systems generated higher revenue due to launch of Westport iCE PACK in the fourth quarter of 2013, increased sales of the WiNG System as the product launch occurred in the second quarter of the prior year and revenue generated from BAF, offset by decreased shipments of the first generation Westport™ HPDI system and the bi-fuel systems for the V70 bi-fuel wagon. The increase in revenue was offset by a decrease in Corporate and Technology Investments revenue due to the one-time license revenue and higher service revenue under our development agreements received in the prior year period.

Consolidated net loss attributable to the Company for the year ended December 31, 2013 was $185.4 million, or $3.22 loss per diluted share, compared to a $98.8 million net loss, or $1.83 loss per diluted share, for the year ended December 31, 2012. The $86.6 million increase in net loss was driven by increase in segment operating loss in Corporate and Technology Investments of $33.3 million, On-Road Systems of $18.9 million, Applied Technologies of $3.2 million, Off-Road Systems of $0.6 million, net decrease in our share of equity income of $2.7 million from joint ventures, increase in depreciation and amortization of $4.9 million and impairment charges totaling $41.5 million, offset by a decrease in net interest expense of $1.3 million and net foreign exchange gains of $16.4 million.

Included in our net loss for the year ended December 31, 2013 are charges of $35.0 million in goodwill impairment, $21.4 million in warranty provision charges related to first generation Westport™ HPDI system $4.9 million in inventory obsolescence, $4.8 million on loss on disposal of assets, $1.7 million in intangible impairment offset by $15.2 million net foreign exchange gains attributed mainly to the movement in the Canadian dollar relative to the U.S. dollar, which is unrealized. Excluding the impact of the charges and net foreign exchange gain, our net loss and net loss per share was $132.8 million and $2.30, respectively.

9

Capital Management

On October 1, 2013, we announced the closing of an offering of 6,000,000 Common Shares for gross proceeds of $152.3 million.

Cash, cash equivalents and Investments

As of December 31, 2013, our cash, cash equivalents and short-term investments balance was $210.6 million compared to $215.9 million at December 31, 2012. For the year ended December 31, 2013, cash used in operations was $116.8 million with $135.9 million used for operating purposes and $19.1 million provided from working capital. We purchased $26.5 million of property and equipment and repaid a portion of our long-term debt within Emer totaling $3.7 million and repaid the amount payable to sellers of OMVL of $9.9 million. We issued shares through a public share offering resulting in cash inflow of $147.3 million (net of share issuance costs) and issued shares through the exercise of stock options, which resulted in an additional $0.7 million in cash, received dividends from our joint ventures of $8.3 million, and $1.2 million in cash acquired as a result of the BAF acquisition.

10

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI as variable interest entity, warranty liability, revenue recognition, inventories, property, equipment, furniture and leasehold improvements, stock-based compensation, goodwill and intangible assets. The application of these and other accounting policies are described in Note 2 of our calendar year 2013 annual consolidated financial statements. Actual amounts may vary significantly from estimates used.

Variable Interest Entities

A variable interest entity (“VIE”) is any type of legal structure not controlled by voting equity but rather by contractual and/or other financial arrangements. Interests in VIEs are consolidated by the company that is the primary beneficiary. The Company’s interest in CWI is a VIE but it is determined that there is no primary beneficiary.

Warranty Liability

Estimated warranty costs are recognized at the time we sell our products and included in cost of revenue. We use historical failure rates and costs to repair product defects during the warranty period, together with information on known products to estimate the warranty liability. The ultimate amount payable and the timing will depend on actual failure rates and the actual cost to repair. We review our warranty provision quarterly and record adjustments to our assumptions based on the latest information available at that time. Since a number of our products are new in the market, historical data may not necessarily reflect actual costs to be incurred, and this exposes the Company to potentially significant fluctuations in liabilities and our statement of operations. New product launches require a greater use of judgment in developing estimates until claims experience becomes available.  Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch.  We generally record warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. Adjustments to and estimated future direct warranty costs are accrued and charged to cost of revenue in the period when the related revenues are recognized while indirect warranty overhead salaries and related costs are charged to cost of revenue in the period incurred.

11

During the fourth quarter of 2013, a study of the historical data indicated that the cost to repair product defects continued to increase significantly primarily associated with our extended warranty contracts. As a result, the Company recognized a change in estimate in our base warranty liability and a loss on our extended warranty contracts representing the excess of the estimated cost to service these contracts over the amount of the deferred revenue recognized associated with the contracts.

Revenue Recognition

Product revenue

Our primary source of revenue is from the sale of kits, Westport LNG systems and parts, and Westport CNG and LPG fuel systems for OEMs in the light-duty automotive and industrial markets. Product and parts revenue is recognized when the products are shipped and title passes to the customer.

Revenue from research and development

The Company also earns service revenue from research and development arrangements under which the Company provides contract services relating to developing natural gas engines or biogas engines for use in products and providing ongoing development services to assist with the development and commercialization of products. These contracts provide for the payment for services based on our achieving defined milestones or on the performance of work under our product development programs. Revenues are recognized using the milestone method based on assessment of progress achieved against the defined milestones. Revenue may also be recognized using the proportionate performance method of accounting based on the performance of work under the research and development arrangement. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period. All costs incurred related to revenue earned from research and development arrangements are recorded as research and development expense.

Revenue from contracts

The Company earns revenue under certain contracts to provide engineering development services. These contracts provide for the payment for services based on the performance of work under our product development programs. Revenues are recognized under these contracts based on the percentage of completion method of accounting. The components to measure of percentage of completion are complex and subject to many variables. Components may include estimated costs to complete a contract, estimated hours to completion or management’s assessment of work to be performed. When estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on contract is recorded in the period the loss is determined. There is a risk that the estimated percentage of completion of a contract may change, which may result in an adjustment to previously recognized revenues. All costs incurred related to revenue earned from contracts are recorded in cost of products sold.

12

When an arrangement includes multiple deliverables, the Company allocates the consideration to each separate deliverable (unit of accounting) based on relative selling prices. A separate unit of accounting is identified if the delivered item(s) have standalone value and the delivery or performance of undelivered items is considered probable and within the control of the Company. Revenue for each unit of account is recognized in accordance with the above revenue recognition principles.

License revenue

Revenue from technology license fees is recognized over the duration of the licensing agreement. Amounts received in advance of the revenue recognition criteria being met are recorded as deferred revenue.

Inventories

Inventories consist of fuel systems, component parts, work-in-progress and finished goods associated with our Westport systems. We carry inventory at the lower of weighted average cost and net realizable value. In establishing whether or not a provision is required for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology, which could make inventory on hand obsolete. We perform regular reviews to assess the impact of changes in technology, sales trends and other changes on the carrying value of inventory. When we determine that such changes have occurred and would have a negative impact on the carrying value of inventory on hand, adequate provisions are recorded. Unforeseen changes in these factors could result in the recognition of additional inventory provisions.

Property, Plant and Equipment and Intangible Assets

We consider whether or not there has been an impairment in our long-lived assets, such as equipment, furniture and leasehold improvements and intangible assets, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If such assets are not recoverable, we are required to write down the assets to fair value. When quoted market values are not available, we use the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value to determine whether or not a write down is required.

13

Due to significant declining revenues from our customer contracts, driven by lower than expected adoption rate of natural gas vehicles, we performed an impairment analysis of our intangible assets as of November 30, 2013. We determined that the sum of the estimated future undiscounted net cash flows for one of the reporting units in the On-Road Systems segment related to customer contracts was less than the carrying amount at November 30, 2013. Based on the negative value of the undiscounted net cash flows, an impairment charge of $1.7 million was recorded to reduce the carrying value of customer contracts in our intangible assets.

Stock-Based Compensation

We account for stock-based compensation related to stock options, Performance Share Units (“PSUs”) and Restricted Share Units (“RSUs”) granted to employees and directors using the fair value method. The resulting compensation expense for stock options is calculated using the Black-Scholes valuation method net of estimated forfeitures and is recognized in results from operations over the period in which the related employee services are rendered. We account for performance shares by calculating the fair value using a Monte-Carlo simulation and RSUs by calculating the fair value based on the market price of the Company’s common shares on the date of grant. The compensation expense is recorded in the period it is earned, which generally is the period over which the units vest.

Goodwill

We do not amortize goodwill but instead test it annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired. This impairment test is performed annually at November 30. We use a two-step test to identify the potential impairment and to measure the amount of impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired; otherwise, goodwill is impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill. We determine fair value using widely accepted valuation techniques, including discounted cash flows and market multiple analyses. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies.

We tested our goodwill for impairment as at November 30, 2013 and determined that the carrying values of a reporting unit in the Applied Technology segment and a reporting unit in the On-Road Systems segment exceeded the fair values. Consequently, in the fourth quarter of December 31, 2013, we recorded a non-cash goodwill impairment charge of $30.1 million and $4.9 million in the Applied Technology segment and the On-Road Systems segment respectively. The goodwill impairment charges are driven by declining revenues due to the adverse economic climate in Europe and lower than expected adoption rate of natural gas vehicles in selected markets. Both of these factors resulted in a decline of our projected cash flows of the reporting units, leading to a goodwill impairment charge for both reporting units.

14

During the year, we acquired BAF and its subsidiary, ServoTech which generated $18.5 million of goodwill. We allocated the goodwill to one of the reporting units within the On-Road Systems segment. We tested this goodwill balance for impairment as at November 30, 2013 and determined the goodwill balance was not impaired. Step 1 testing results show that the fair value of the reporting unit exceeded the carrying value.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Balance Sheet

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updated (“ASU”) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 enhances disclosures regarding financial instruments and derivative instruments. Entities are required to provide both net information and gross information for these assets and liabilities in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards (“IFRS”). In January 2013, the FASB issued ASU No. 2013-01 (“ASU 2013-01”), to clarify the scope of the new offsetting disclosures in ASU 2011-11. The ASU clarifies that the scope includes bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending agreements subject to a master netting arrangement or similar agreements. These updates were effective for the Company on January 1, 2013. The adoption of the updates did not have a material impact on the Company’s consolidated financial statements.

Comprehensive Income

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 improves the reporting of reclassifications out of accumulated other comprehensive income. Entities are required to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This update was effective for the Company on January 1, 2013. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

15

Income taxes

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”). ASU 2013-11 purpose is to eliminate the diversity in the presentation of unrecognized tax benefits. Entities are required to present any unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. In circumstances where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This new guidance is to be applied prospectively effective on January 1, 2014. The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis such that appropriate decisions can be made regarding public disclosures. As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (“Exchange Act”). The CEO and CFO have concluded that as of December 31, 2013, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein and accumulated and reported to management to allow timely discussions regarding required disclosure.

16

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Exchange Act. Our internal control over financial reporting is designed under our supervision, and affected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with U.S. GAAP and the requirements of the Securities and Exchange Commission (the “SEC”), as applicable. There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

All internal control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under potential future conditions, regardless of how remote. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Remediation Plan

As previously reported in the Company’s Annual Report for the year ended December 31, 2012, we had identified a material weakness in the Company’s internal control over financial reporting related to our equity method investment in CWI, specifically resulting in the Company changing its determination of the primary beneficiary in connection with the application of Accounting Standards Update 2009-17, Consolidation (Topic 810): Improvements to Financial Reporting by Enterprises with Variable Interest Entities, (“ASU 2009-17”). To remediate the material weakness in the Company’s internal control over financial reporting, the Company implemented the following procedures:

17

1)	We have implemented the procedure of consulting third party advisors with appropriate expertise on complex accounting issues.
2)	We have increased U.S. GAAP training for accounting personnel involved in financial reporting through the attendance of technical accounting workshops and training courses.

As of December 31, 2013, management believes this material weakness has been remediated.

Management, including the CEO and CFO, has evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act, in relation to criteria described in Internal Control–Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As allowed by National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings and SEC guidance, management excluded from its assessment the 2013 acquisition of BAF, which accounted for 7% of total assets and 10% of total revenues as of and for the year ended December 31, 2013. Based on this evaluation, Management has determined that internal control over financial reporting was effective as of December 31, 2013.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unmodified opinion on the effective operation of our internal control over financial reporting as of December 31, 2013.

Changes in Internal Control over Financial Reporting

Other than the changes described above, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

18

FINANCIAL OVERVIEW

RESULTS FROM OPERATIONS

Revenue

The following table summarizes revenues by segment for the year ended December 31, 2013 compared to the year ended December 31, 2012:

Revenues

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2013	2012	$	%

Applied Technologies	$93.2	$91.7	$1.5	2%
On-Road Systems	55.1	37.6	17.5	47%
Off-Road Systems	3.3	3.1	0.2	6%
Corporate and Technology Investments	12.4	23.2	(10.8)	-47%
CWI	310.7	198.0	112.7	57%
WWI	466.6	272.1	194.5	71%
Total segment revenues	$941.3	$625.7	$315.6	50%

Less: Equity investees' revenues	777.3	470.1	307.2	65%

Total consolidated revenues	$164.0	$155.6	$8.4	5%

Applied Technologies revenue for the year ended December 31, 2013 increased $1.5 million, or 2%, to $93.2 million from $91.7 million for the year ended December 31, 2012. The increase in revenue was driven by stronger sales in Russia and China and service revenue earned under development agreements, offset by lower sales in Europe, South America and South Asia.

On-Road Systems revenue for the year ended December 31, 2013 increased $17.5 million, or 47% from $37.6 million to $55.1 million. The increase in revenue is primarily due to launch of Westport iCE PACK in the fourth quarter of 2013, increased sales of the WiNG System as the product launch occurred in the second quarter of the prior year and revenue generated from BAF offset by decreased shipments of the first generation Westport™ HPDI system and the bi-fuel systems for the V70 bi-fuel wagon. On-Road Systems parts revenue for the year ended December 31, 2013 increased $10.2 million to $13.6 million compared with $3.4 million for the year ended December 31, 2012 primarily due to parts revenue generated from BAF.

The Off-Road Systems revenue for the year ended December 31, 2013 increased $0.2 million, or 6%, from $3.1 million to $3.3 million due to increased shipments of WestportTM 2.4L industrial engines to forklift and oilfield customers.

19

Corporate and Technology Investments revenue for the year ended December 31, 2013 decreased $10.8 million, or 47% from $23.2 million to $12.4 million. The decrease is primarily driven by one-time license revenue of $8.0 million recognized in the prior year for the transfer of the proprietary know-how related to the HPDI technology. All costs associated with our development agreements were recorded as research and development expenses in the period incurred in the consolidated statement of operations.

CWI revenue for the year ended December 31, 2013 increased $112.7 million, or 57% from $198.0 million to $310.7 million. CWI product revenue for the year ended December 31, 2013 increased $99.3 million, or 61%, to $261.0 million on sales of 10,314 units compared to $161.7 million and 6,804 units for the year ended December 31, 2012, which was primarily attributed to the launch of the ISX12 G heavy duty truck engine in April contributing to the increased volumes in North America. CWI parts revenue for the year ended December 31, 2013 was $49.6 million compared with $36.3 million for the year ended December 31, 2012.

WWI revenue for the year ended December 31, 2013 increased $194.5 million, or 71%, from $272.1 million to $466.6 million. WWI shipped 38,138 units in 2013 compared with 22,025 units for the year ended December 31, 2012.

20

The following table summarizes total revenue by segment for the twelve months ended December 31, 2012 compared to nine months ended December 31, 2011:

Revenues

(expressed in millions of U.S. dollars)

	Twelve months ended December 31,	Nine months ended December 31,	Change
	2012	2011	$	%

Applied Technologies	$91.7	$55.1	$36.6	66%
On-Road Systems	37.6	20.8	16.8	81%
Off-Road Systems	3.1	1.6	1.5	94%
Corporate and Technology Investments	23.2	10.2	13.0	127%
CWI	198.0	138.8	59.2	43%
WWI	272.1	84.9	187.2	220%
Total segment revenues	$625.7	$311.4	$314.3	101%

Less: Equity investees' revenues	470.1	223.7	246.4	110%

Total consolidated revenues	$155.6	$87.7	$67.9	77%

Applied Technologies revenue for the year ended December 31, 2012 increased $36.6 million, or 66%, to $91.7 million from $55.1 million for the nine months ended December 31, 2011. The increase in revenue was driven by six additional months of contributions from Emer as we began consolidating Emer on July 1, 2011 and contributions from AFV since we began consolidating AFV in the fourth quarter of the prior year period.

On-Road Systems revenue for the year ended December 31, 2012 increased $16.8 million, or 81% from $20.8 million to $37.6 million. The increase in revenues was driven by increased shipments of first generation Westport™ HPDI system for the year ended December 31, 2012 compared to the nine months ended December 31, 2011, from the launch of the F-250/F-350 bi-fuel Super Duty truck in the United States and increased revenue generated from the Volvo V-70 bi-fuel CNG Wagon. On-Road Systems parts revenue for the twelve months ended December 31, 2012 increased $1.1 million to $3.4 million compared with $2.3 million for the nine months ended December 31, 2011.

The Off-Road Systems revenue for the year ended December 31, 2012 increase $1.5 million or 94% from $1.6 million to $3.1 million. The increase is driven by increased shipments of WestportTM 2.4L industrial engines to forklift and oilfield customers.

Corporate and Technology Investments revenue for the year ended December 31, 2012 increased $13.0 million, or 127% from $10.2 million to $23.2 million. Included in the year ended December 31, 2012 was one-time license revenue of $8.0 million for the transfer of the proprietary know-how related to the HPDI technology and other fee payments of $1.4 million. We recognized $13.9 million under our development agreements for the twelve months ended December 31, 2012 compared with $10.2 million for the nine months ended December 31, 2011 due to the timing of delivering certain milestones during the periods. All costs associated with our development agreements were recorded as research and development expenses in the period incurred in the consolidated statement of operations.

21

CWI revenue for the year ended December 31, 2012 increased $59.2 million, or 43% from $138.8 million to $198.0 million. CWI product revenue for the twelve months ended December 31, 2012 increased $47.2 million, or 41%, to $161.7 million on sales of 6,804 units compared to $114.5 million and 4,692 units for the nine months ended December 31, 2011, which was primarily attributed to higher sales volume of ISL G engines in the Americas and sales of engines in Asia and Latin America. CWI parts revenue for the twelve months ended December 31, 2012 was $36.3 million compared with $24.3 million for the nine months ended December 31, 2011. The number of engines in the field, their age and their reliability impact parts revenue each period.

WWI revenue for the year ended December 31, 2012 increased $187.2 million, or 220% from $84.9 million to $272.1 million. WWI shipped 22,025 units in 2012 compared with 6,680 units for the nine months ended December 31, 2011.

22

Gross Margin

The following table presents gross margin by segment for the year ended December 31, 2013 compared to the year ended December 31, 2012:

Gross Margin

(expressed in millions of U.S. dollars)

	Year ended		Year ended
	December 31,	% of	December 31,	% of	Change
	2013	Revenue	2012	Revenue	$	%

Applied Technologies	$26.5	28.4%	$25.3	27.6%	$1.2	5%
On-Road Systems	(23.9)	-43.4%	4.1	10.9%	(28.0)	-683%
Off-Road Systems	0.4	12.1%	0.6	19.4%	(0.2)	-33%
Corporate and Technology Investments	12.3	99.2%	23.2	100.0%	(10.9)	-47%
CWI	64.2	20.7%	61.4	31.0%	2.8	5%
WWI	37.3	8.0%	24.8	9.1%	12.5	50%
Total segment gross margin	$116.8	12.4%	$139.4	22.3%	$(22.6)	-16%

Less: Equity investees' gross margin	101.5	13.1%	86.2	18.3%	15.3	18%

Total consolidated gross margin	$15.3	9.3%	$53.2	34.2%	$(37.9)	-71%

Applied Technologies gross margin increased $1.2 million to $26.5 million, or 28.4% of revenue, for the year ended December 31, 2013 compared to $25.3 million, or 27.6% of revenue for the year ended December 31, 2012. The increase in gross margin percentage is due to a change in product mix during the period and service revenue recorded at 100% gross margin.

On-Road Systems gross margin decreased $28.0 million to negative $23.9 million, or negative 43.4% of revenue from $4.1 million, or 10.9% of revenue for the year ended December 31, 2012. Gross margin for the year ended December 31, 2013 includes $26.3 million of warranty adjustment and inventory obsolescence provision. The incremental decrease in gross margin percentage was due to lower absorption of fixed overhead costs, product mix and negative warranty adjustments and inventory obsolescence provisions on the first generation Westport™ HPDI system during the period. Excluding this warranty adjustment and inventory provision, gross margin and gross margin percentage would have been $2.4 million, or 4.4%.

Corporate and Technology Investments gross margin decreased $10.9 million from $23.2 million to $12.3 million. The decrease is primarily driven by one-time license revenue of $8.0 million recognized in the prior year period. The gross margin percentage was 100% in both periods as Corporate and Technology Investments gross margin relates entirely to service revenue and revenue earned under our development agreements and other fee payments.

23

CWI gross margin increased $2.8 million to $64.2 million, or 20.7% of revenue from $61.4 million or 31.0% of revenue. CWI product margin and product gross margin percentage for the year ended December 31, 2013 were $42.7 million and 16.4%, respectively, compared to $46.5 million and 28.8%, respectively, for the year ended December 31, 2012. This decrease in CWI gross margin percentage was due primarily to an increase of $20.5 million in net warranty adjustments and net extended coverage claims and mix of sales compared to the year ended December 31, 2012. Warranty adjustments and net extended coverage claims totaling $36.8 million were recorded in the year ended December 31, 2013. Excluding the warranty related impact, CWI gross margin percentage would have been 32.5%. CWI parts gross margin percentage was 43.5% for the year ended December 31, 2013 compared to 41.3% for the year ended December 31, 2012.

WWI gross margin increased $12.5 million to $37.3 million, or 8.0% of revenue from $24.8 million or 9.1% of revenue. The decrease in gross margin percentage related primarily to product mix and product pricing which remains discounted as WWI penetrates new markets and builds market share.

24

The following table presents gross margin by segment for the twelve months ended December 31, 2012 compared to nine months ended December 31, 2011:

Gross Margin

(expressed in millions of U.S. dollars)

	Twelve months ended		Nine months ended
	December 31,	% of	December 31,	% of	Change
	2012	Revenue	2011	Revenue	$	%

Applied Technologies	$25.3	27.6%	$11.1	20.1%	$14.2	128%
On-Road Systems	4.1	10.9%	(0.7)	-3.4%	4.8	686%
Off-Road Systems	0.6	19.4%	-	0.0%	0.6	n/a
Corporate and Technology Investments	23.2	100.0%	10.2	100.0%	13.0	127%
CWI	61.4	31.0%	60.0	43.2%	1.4	2%
WWI	24.8	9.1%	9.3	11.0%	15.5	167%
Total segment gross margin	$139.4	22.3%	$89.9	28.9%	$49.5	55%

Less: Equity investees' gross margin	86.2	18.3%	69.3	31.0%	16.9	24%

Total consolidated gross margin	$53.2	34.2%	$20.6	23.5%	$32.6	158%

Applied Technologies gross margin increased $14.2 million to $25.3 million, or 27.6% of revenue, for the year ended December 31, 2012 compared to $11.1 million, or 20.1% of revenue for the nine months ended December 31, 2011. The increase in gross margin percentage is due to contributions from Emer representing a higher proportion of the revenue, and we consolidated Emer for twelve months in 2012 versus six months in the comparative period. Emer has a higher gross margin percentage relative to OMVL due to customer mix and economies of scale.

On-Road Systems gross margin increased $4.8 million to $4.1 million, or 10.9% of revenue, from negative $0.7 million, or negative 3.4% of revenue, for the nine months ended December 31, 2011. The increase in gross margin percentage was due primarily to business mix with the launch of the WING System as well as launch customer pricing on the first generation Westport™ HPDI system and materials variance on certain shipments during the nine month period ended December 31, 2011.

Corporate and Technology Investments gross margin increased $13.0 million from $10.2 million to $23.2 million. The increase is primarily driven by one-time license revenue of $8.0 million and other fee payments of $1.4 million recognized for the twelve months ended December 31, 2012. The gross margin percentage was 100% in both periods as Corporate gross margin relates entirely to license revenue and revenue earned under our development agreements.

25

CWI gross margin increased $1.4 million to $61.4 million, or 31.0% of revenue, from $60.0 million or 43.2% of revenue. CWI product margin and product gross margin percentage for the twelve months ended December 31, 2012 were $46.5 million and 28.8%, respectively, compared to $51.0 million and 44.5%, respectively, for the nine months ended December 31, 2011. This decrease in gross margin percentage was due primarily to warranty adjustments and net extended coverage claims totaling $16.3 million recorded in the year ended December 31, 2012. Excluding these warranty related adjustments, CWI’s gross margin percentage would have been 39.2%. CWI parts gross margin percentage was 41.3% for the twelve months ended December 31, 2012 compared to 37.0% for the nine months ended December 31, 2011.

WWI gross margin increased $15.5 million to $24.8 million, or 9.1% of revenue, from $9.3 million, or 11.0% of revenue. The decrease in gross margin percentage related primarily to business mix with a high proportion of engine sales at a lower range of engine displacement.

26

Research and Development Expenses

The following table presents details of research and development (“R&D”) expense by segment for the year ended December 31, 2013 compared to year ended December 31, 2012:

Research and Development

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2013	2012	$	%

Applied Technologies	$5.6	$3.1	$2.5	81%
On-Road Systems	15.2	24.6	(9.4)	-38%
Off-Road Systems	2.2	3.5	(1.3)	-37%
Corporate and Technology Investments	68.1	42.0	26.1	62%
Total research and development	$91.1	$73.2	$17.9	24%

Applied Technologies R&D expenses increased $2.5 million primarily related to new product development programs.

On-Road Systems R&D expenses decreased $9.4 million primarily due to costs incurred in the prior year for the launch of the WiNG System on the F-250/F-350 bi-fuel Super Duty trucks offset by increased costs from recording expenses relating to BAF and ServoTech since the acquisition occurred on June 28, 2013.

Off-Road Systems R&D expenses decreased $1.3 million from $3.5 million in the prior year to $2.2 million for the year ended December 31, 2013. In the current year period, expenses relate to costs to support and manage the development of the business and the Off-Road programs.

Corporate and Technology Investments research and development expenses increased $26.1 million from $42.0 million to $68.1 million primarily driven by increases in our investment in new and existing development programs.

27

The following table presents details of R&D expense by segment for the twelve months ended December 31, 2012 compared to nine months ended December 31, 2011:

Research and Development

(expressed in millions of U.S. dollars)

	Twelve months ended December 31,	Nine months ended December 31,	Change
	2012	2011	$	%

Applied Technologies	$3.1	$2.5	$0.6	24%
On-Road Systems	24.6	16.0	8.6	54%
Off-Road Systems	3.5	2.1	1.4	67%
Corporate and Technology Investments	42.0	16.0	26.0	163%
Total research and development	$73.2	$36.6	$36.6	100%

Applied Technologies R&D expenses increased $0.6 million primarily due to the consolidation of Emer for twelve months compared with six months in the comparative period.

On-Road Systems R&D expenses increased $8.6 million primarily due to efforts to expand product offerings to OEMs to include the launch of the F-250/F-350 bi-fuel Super Duty truck and from recording expenses relating to our operation in Sweden relating to Volvo bi-fuel cars for twelve months compared with two months in 2011.

Off-Road Systems R&D expenses increased $1.4 million from $2.1 million in 2011 to $3.5 million in the year ended December 31, 2012 due to the additional three months in comparing the twelve month period to the nine month period.

Corporate and Technology Investments R&D expenses increased $26.0 million from $16.0 million to $42.0 million driven by increases in investment under our development agreements and new investment programs and by the additional three months in comparing the twelve month period to the nine month period.

28

Selling, General and Administrative Expenses

The following table presents details of Selling, General and Administrative (“SG&A”) expense by segment for the year ended December 31, 2013 compared to year ended December 31, 2012:

Selling, General and Administrative

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2013	2012	$	%

Applied Technologies	$14.3	$12.4	$1.9	15%
On-Road Systems	20.8	20.3	0.5	2%
Off-Road Systems	12.4	10.7	1.7	16%
Corporate and Technology Investments	27.7	31.5	(3.8)	-12%
Total selling, general and administrative	$75.2	$74.9	$0.3	0%

Applied Technologies SG&A expenses increased $1.9 million due to increase in salaries and benefits, costs related to our Australian facility and sales and marketing activities.

On-Road Systems SG&A expenses increased $0.5 million due to higher facilities and office expenses related to our Detroit and Kentucky facilities, sales and marketing associated with the F-250/F-350 bi-fuel Super Duty trucks and increased costs from recording expenses relating to BAF and ServoTech since the acquisition occurred on June 28, 2013.

Off-Road Systems SG&A expenses increased $1.7 million related to increased business development activities and management of the Off-Road programs.

Corporate and Technology Investments SG&A expenses decreased $3.8 million primarily due to reduction in headcount and related expenses and professional service fees incurred in the prior year period.

29

The following table presents details of SG&A expense by segment for the twelve months ended December 31, 2012 compared to nine months ended December 31, 2011:

Selling, General and Administrative

(expressed in millions of U.S. dollars)

	Twelve months ended December 31,	Nine months ended December 31,	Change
	2012	2011	$	%

Applied Technologies	$12.4	$7.7	$4.7	61%
On-Road Systems	20.3	10.7	9.6	90%
Off-Road Systems	10.7	2.3	8.4	365%
Corporate and Technology Investments	31.5	17.3	14.2	82%
Total selling, general and administrative	$74.9	$38.0	$36.9	97%

Applied Technologies SG&A expenses increased $4.7 million due to the comparison of a twelve month period against a nine month prior period and the acquisition of Emer, which resulted in a year’s of expenses recognized in 2012 compared with six months of expenses in the comparative period, since the acquisition occurred on July 1, 2011.

On-Road Systems SG&A expenses increased $9.6 million due to the comparison of a twelve month period against a nine month prior period and increased expenses due to the launch of the F-Series Super Duty products, increased field support expenses related to the first generation Westport™ HPDI system due to higher volumes, more units in the field and the costs related to running our Sweden operations for a full year versus two months in the comparative period.

Off-Road Systems SG&A expenses increased $8.4 million due to market development initiatives for Off-Road applications and OEM activities in China.

Corporate and Technology Investments SG&A expenses increased $14.2 million primarily due to an increase in salaries and benefits related to higher headcount to support new programs and global market development efforts, higher professional services and facilities costs and by the additional three months in comparing the twelve month period to the nine month period.

30

Unconsolidated Joint Venture Operating Expenses

The following table presents details of the operating expense of our joint ventures for the year ended December 31, 2013 compared to year ended December 31, 2012:

Unconsolidated Joint Venture Operating Expenses

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2013	2012	$	%

CWI	$40.7	$26.1	$14.6	56%
WWI	22.8	15.0	7.8	52%

Total JV operating expenses	$63.5	$41.1	22.4	55%

CWI operating expenses were $40.7 million for the year ended December 31, 2013 compared with $26.1 million for the year ended December 31, 2012. The $14.6 million increase was primarily driven by research and development expenses related to ISX12 G and ISB6.7 G programs, as well as reliability improvements for current products.

WWI operating expenses were $22.8 million for the year ended December 31, 2013 compared with $15.0 million for the year ended December 31, 2011. The increase relates primarily to higher product development costs and increased salary, facilities and support costs associated with rapid growth in the prior year period.

31

The following table presents details of the operating expense of our joint ventures for the twelve months ended December 31, 2012 compared to nine months ended December 31, 2011:

Unconsolidated Joint Venture Operating Expenses

(expressed in millions of U.S. dollars)

	Twelve months ended December 31,	Nine months ended December 31,	Change
	2012	2011	$	%

CWI	$26.1	$17.2	$8.9	52%
WWI	15.0	4.5	10.5	233%

Total JV operating expenses	$41.1	$21.7	19.4	89%

CWI operating expenses were $26.1 million for the twelve months ended December 31, 2012 compared with $17.2 million for the nine months ended December 31, 2011. The $8.9 million increase was primarily due to the additional three months in comparing the twelve month period to the nine month period, higher material and salary related costs associated with product development and an increase in policy expense, market development support and travel expenditures.

WWI operating expenses were $15.0 million for the twelve months ended December 31, 2012 compared with $4.5 million for the nine months ended December 31, 2011. The increase relates primarily to higher product development costs and increased salary, facilities and support costs associated with rapid growth.

32

Foreign exchange gains and losses reflected net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the year ended December 31, 2013, we recognized a net foreign exchange gain of $15.2 million with the movement in the Canadian dollar relative to the U.S. dollar. A majority of the foreign exchange loss for the year ended December 31, 2013 is unrealized.

For the year ended December 31, 2012, we recognized a net foreign exchange loss of $1.2 million with the movement in the Canadian dollar relative to the U.S. dollar. This compares to a net foreign exchange gain of $2.1 million for the nine months ended December 31, 2011.

Depreciation and amortization for the year ended December 31, 2013 was $16.3 million compared to $11.4 million for the year ended December 31, 2012 and $6.2 million for the nine months ended December 31, 2011. The increases primarily related to depreciation of property and equipment purchases and the intangible assets acquired in the BAF, Emer and AFV acquisitions.

Income from investment accounted for by the equity method primarily relates to our 50% interest in CWI and our 35% interest in WWI.

Income from investment accounted for by the equity method

(expressed in millions of U.S. dollars)

			Nine months ended
	Years ended December 31,		December 31,
	2013	2012	2011

CWI - 50% interest	$9.4	$13.2	$13.0
WWI - 35% interest	4.3	2.9	1.4
Other	(0.3)	0.1	0.1

Income from investment accounted for by the equity method	$13.4	$16.2	$14.5

33

Interest on long-term debt and amortization of discount expense primarily relates to our CDN$ debentures, amortization of deferred financing charges and interest on our senior financing facilities.

Interest on long-term debt and amortization of discount

(expressed in millions of U.S. dollars)

			Nine months ended
	Years ended December 31,		December 31,
	2013	2012	2011

Canadian debentures - 9% per annum	$3.1	$3.3	$1.9
Senior financing facilities	1.0	1.3	0.8
Amortization of discount and non cash interest expense	0.7	0.8	0.3

Total Interest on long-term debt	$4.8	$5.4	$3.0

Interest on long-term debt for the year ended December 31, 2013 of $4.8 million is lower compared to the year ended December 31, 2012 due to lower amortization of discount and non cash interest expense.

Interest on long-term debt for the twelve months ended December 31, 2012 of $5.4 million is higher compared to the nine months ended December 31, 2011 due to the additional three months interest expense and amortization of deferred financing costs on the CDN $36.0 million debentures issued on September 30, 2011 in comparing the twelve month period to the nine month period.

Income tax expense for the year ended December 31, 2013 was $0.9 million compared to an income tax expense of $1.7 million for the year ended December 31, 2012 and an income tax recovery of $1.2 million for the nine months ended December 31, 2011.

The decrease for the year ended December 31, 2013 primarily relates to lower distributable earnings from our investment in CWI and a recovery of deferred income tax liability relating to the goodwill impairment charge. The increase in income tax expense for the twelve months ended December 31, 2012 compared to the nine months ended December 31, 2011 primarily relates to higher distributable earnings from our investment in CWI and higher taxable income in Emer and OMVL.

34

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

As at December 31, 2013, our cash, cash equivalents and short-term investment position was $210.6 million, a decrease of $5.3 million from $215.9 million at December 31, 2012. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired. Short-term investments consist of investment grade bankers’ acceptances, term deposits and commercial paper. We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

For the year ended December 31, 2013, our cash used in operations was $116.8 million. Cash used in operations before changes in non-cash working capital, a non-GAAP measure, was $135.9 million. Changes in non-cash working capital resulted in an increase of $19.1 million. The $19.1 million change in working capital was impacted by increases in accounts receivable of $12.3 million, warranty liability of $22.6 million and deferred revenue of $5.2 million offset by decreases in accounts payable and accrued liabilities of $2.1 million, inventory of $5.2 million and prepaid expenses of $0.5 million. Cash used in investing activities included purchase of fixed assets of $26.5 million, net purchase of short-term investments of $5.8 million, offset by $8.3 million in dividends received from joint ventures and $1.2 million in cash acquired as result of the BAF acquisition. Cash provided by financing activities included $147.3 million, net of share issuance costs, raised in a public share offering and $0.7 million in shares issued for stock option exercises, offset by repayment of a portion of the long-term debt within Emer of $3.7 million and repayment of amount payable to the sellers of OMVL of $9.9 million.

Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI dividends (typically declared and paid quarterly) and borrowings under our credit facility to fund our committed milestones and obligations for our current programs. We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

On February 27, 2012, the Company issued a total of 6,325,000 Common Shares at a price of $43.25 per share for gross proceeds of $273.6 million. The net proceeds of $265.4 million (net of share issuance costs of $8.1 million) will be used by us to further our business objectives of developing technology and relationships in new and adjacent market opportunities with OEMs focused on industrial and automotive, and On-Road and Off-Road applications and capital expenditures including new test facilities.

35

Our cash position at December 31, 2013 includes cash generated from several other sources, including product revenue, parts revenue and service and other revenue. Therefore, our cash position is net of expenditures related to the use of proceeds disclosed in the public offering. To date, we have made gross expenditures related to the use of proceeds disclosed in the public offering as follows:

		Estimate of proceeds used during the
		Year ended	Year ended
(expressed in millions of U.S. dollars)	Estimated use of proceeds at time of public offering	December 31, 2013	December 31, 2012	Inception to date
	$	$	$	$

Off-Road Applications (formerly HHP Applications)	50.0 – 100.0	12.8	6.5	19.3
Capital Expenditures	30.0 – 50.0	7.2	14.2	21.4
Geographic Expansion (formerly HD business units)	20.0 – 40.0	36.6	37.0	73.6
Geographic Expansion (formerly LD business units)	20.0 – 40.0	27.4	29.5	56.9
General Corporate Purposes	36.3 – 146.3	55.5	28.1	83.6

	266.3	139.5	115.3	254.8

On October 1, 2013, the Company issued 6,000,000 Common Shares at a price of $25.39 USD per share for gross proceeds of $152.3 million. The net proceeds of $147.3 million (net of share issuance costs of $5.1 million) will be used for the development of a direct injection natural gas system for multiple automotive OEMs, an off-road and marine engine development program, the development of natural gas products with truck and engine OEMs, the establishment of dedicated Westport production within leading heavy duty commercial vehicle suppliers for the development and production of proprietary natural gas engine fuel injection equipment and vehicle fuel storage components, and for general corporate purposes, including working capital requirements. We expect to use the offering as follows:

(expressed in millions of U.S. dollars)	Estimated use of proceeds at time of public offering
$

Corporate and technology development of a direct injection natural gas system	20.0 – 40.0
Off-Road and marine engine development program	20.0 – 40.0
Corporate and technology development of natural gas products (HPDI, spark ignited tech)	30.0 – 70.0
Off-Road HD commercial applications	40.0 – 50.0
General corporate purposes	0 – 38.2

148.2

To date, we have not made any material expenditure related to the use of proceeds disclosed in the public offering.

36

Westport’s capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements. We also continue to review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans. Significant new orders, expanded engine programs, acquisitions or investments could require additional funding. If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities. Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the “Forward Looking Statements” and “Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Business Risks and Uncertainties” section of this MD&A and of our AIF.

37

SHARES OUTSTANDING

For the years ended December 31, 2013, December 31, 2012 and nine months ended December 31, 2011, the weighted average number of shares used in calculating the loss per share was 57,633,190, 54,072,513 and 47,933,348, respectively. During the year ended December 31, 2013, we granted 742,140 RSUs and PSUs (together the “Share Units”) including 61,424 Phantom Share Units relating to our long-term incentive programs. The Common Shares, share options and Share Units outstanding and exercisable as at the following dates are shown below:

	December 31, 2013		February 25, 2014
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Common Shares outstanding	62,733,762		62,792,288
Share options(1)
- Outstanding(2)	738,743	29.81	728,465	29.76
- Exercisable	283,505	23.40	504,469	28.48
Share Units
- Outstanding(3)	1,149,139	N/A	1,815,314	N/A
- Exercisable	224,638	N/A	223,538	N/A

(weighted average exercise prices are presented in Canadian dollars)

(1) As at December 31, 2013, excludes 77,707 and 51,452 (February 25, 2014 - 77,707 and 93,149) of phantom stock options and Phantom Share Units, respectively, which when vested, are exercisable in exchange for a cash payment and do not result in the issuance of Common Shares.

(2) As at December 31, 2013 and February 25, 2014, Includes 143,991 performance stock options with payout levels of 0% or 100% upon achieving the required performance criteria over the measurement period.

(3) As at December 31, 2013, includes 564,496 (February 25, 2014 - 895,288) PSUs with payout levels ranging between 0% and 200% upon achieving the required performance criteria over the measurement period. Of these 564,496 and 895,288 PSUs a total of 56,341 are currently known to be issuable based on the prior achivement of the required 200% conversion ratio as at the date hereof, however such awards have not yet become vested.

38

SUMMARY OF QUARTERLY RESULTS AND DISCUSSION OF THE QUARTER ENDED DECEMBER 31, 2013

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding, impairment charges, stock-based compensation awards and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

The following table provides summary unaudited consolidated financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data (unaudited)

Three months ended	31-Mar-12	30-Jun-12	30-Sep-12	31-Dec-12	31-Mar-13	30-Jun-13	30-Sep-13	31-Dec-13
(expressed in millions of United States dollars except for per share amounts)
Product revenue	$35.3	$34.3	$28.3	$31.0	$27.3	$32.5	$33.0	$41.4
Parts revenue	0.7	0.7	1.0	1.1	1.3	1.1	3.7	7.7
Service and other revenue	-	14.1	1.4	7.8	1.4	1.3	9.8	3.5
Total revenue	36.0	49.1	30.7	39.9	30.0	34.9	46.5	52.6

Cost of product and parts revenue	27.1	26.0	22.9	26.5	22.0	26.6	30.5	69.6
Gross margin	8.9	23.1	7.8	13.3	8.0	8.3	16.0	(17.0)
Gross margin percentage	24.7%	47.0%	25.4%	33.3%	26.7%	23.8%	34.4%	-32.3%

Net loss for the period	$(22.6)	$(6.1)	$(32.5)	$(37.6)	$(31.8)	$(33.9)	$(30.2)	$(89.5)

Loss per share
Basic and Diluted (1)	$(0.44)	$(0.11)	$(0.59)	$(0.68)	$(0.57)	$(0.61)	$(0.53)	$(1.42)

Income from unconsolidated joint ventures:

CWI net income attributable to the Company	4.8	3.6	3.6	1.2	0.8	3.3	2.5	2.8

WWI net income attributable to the Company	0.6	1.1	0.7	0.5	1.0	1.3	1.3	0.7

(1)	Fully diluted loss per share is not materially different as the effect of stock options, restricted share units and performance share units would be anti-dilutive.

THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

Our consolidated revenue for the three months ended December 31, 2013 was $52.6 million, an increase of $12.7 million, or 31.8%, from $39.9 million for the three months ended December 31, 2012. On-Road Systems generated higher revenue due to launch of Westport iCE PACK in the fourth quarter of 2013, increased sales of the WiNG System and of the first generation Westport™ HPDI system and revenue generated from BAF. This increase in revenue was offset by a decrease in Corporate and Technology Investments revenue due to higher service revenue earned under our development agreements in the prior year period.

Our consolidated net loss for the three months ended December 31, 2013 was $89.5 million, or a loss of $1.42 per diluted share, compared to a net loss of $37.6 million, or a loss of $0.68 per diluted share, for the three months ended December 31, 2012.

39

Included in our net loss for the three months ended December 31, 2013 are charges of $35.0 million in goodwill impairment, $21.4 million in warranty provision charges related to first generation Westport™ HPDI system, $4.9 million in inventory obsolescence, $4.8 million on loss on disposal of assets, $1.7 million in intangible impairment offset by $10.1 million net foreign exchange gains attributed mainly to the movement in the Canadian dollar relative to the U.S. dollar, which is unrealized. Excluding the impact of the charges and net foreign exchange gain, our net loss and net loss per share was $31.8 million and $0.51, respectively.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years

Accounts payable and accrued liabilities	53.5	53.5	53.5	-	-	-
Unsecured subordinated debentures (1)	33.8	36.9	36.9	-	-	-
Senior financing (2)	15.9	17.2	4.7	10.0	2.5	-
Senior revolving financing (3)	13.8	14.2	14.2	-	-	-
Other bank financing	0.4	0.4	0.4	-	-	-
Other long-term debt	2.1	2.1	0.7	0.9	0.5	-
Operating lease commitments	-	84.1	4.6	10.7	11.5	57.3
Royalty payments (4)	1.3	20.1	1.3	2.5	2.5	13.8

	$120.8	$228.5	$116.3	$24.1	$17.0	$71.1

(1)	Includes interest at 9%.
(2)	Includes interest at 2.8%, the rate in effect at December 31, 2013.
(3)	Includes interest at 2.8%, the rate in effect at December 31, 2013.
(4)	From fiscal 2011 to 2015, inclusive, the Company is obligated to pay annual royalties equal to the greater of $1,269 (CDN$1,350) or 0.33% of the Company's gross annual revenue from all sources, provided that gross revenue exceeds CDN$13,500 in any aforementioned fiscal year, up to a maximum of $26,514 (CDN$28,189). The Company has assumed the minimum required payments.

Contractual Commitments

Capital lease obligations related primarily to office equipment and machinery, have initial terms of three to five years and have interest rates ranging from 3.07% to 7.32%. Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment.

Short-term Debt

The senior financing agreement of $15.9 million bears interest at the 6-month Euribor plus 2.5% with semi-annual principal and interest payments. The senior revolving facility of $13.8 million bears interest at the 6-month Euribor plus 2.5% and will be repaid through two principal repayments of $6.9 million on March 31, 2016 and October 2, 2017.

On July 2, 2010, we acquired OMVL and portion of the purchase price amounting to $9.9 million (€7.6 million) was payable on the third anniversary of the closing date. The amount was fully repaid on July 1, 2013.

40

Subordinated Debenture Notes

On September 23, 2011, we raised CDN $36.0 million through the issuance of debentures. The debentures are unsecured and subordinated to senior indebtedness, mature on September 22, 2014 and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term, which commenced on March 15, 2012.  We paid to Macquarie Private Wealth Inc. a cash commission equal to 3.85% of the gross proceeds of the offering.

Royalty Payments

Royalty payments include annual royalties payable to Industry Canada’s Industrial Technologies Office (“ITO”) as outlined in “Government Funding” below.

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS

Government Funding

We are continually exploring strategic opportunities to work with governments to provide them with alternative fuel solutions. As a result of our government partnerships, we recognized $0.6 million in government funding during the year ended December 31, 2013 compared with $0.8 million for the year ended December 31, 2012 and $0.6 million for the nine months ended December 31, 2011.

Under certain repayment terms, we are obligated to repay royalties as follows:

AGREEMENT	DESCRIPTION	ROYALTIES	TERM

INDUSTRIAL TECHNOLOGIES OFFICE (FORMERLY TECHNOLOGY PARTNERSHIPS CANADA)	Fund 30% of the eligible costs of, among other research projects, the adaptation of Westport’s technology to diesel engines, up to CDN $18.9 million.	Annual royalties equal to the greater of CDN $1.35 million or 0.33% of annual gross revenues from all sources, provided that gross revenues exceed CDN $13.5 million.	Fiscal 2010 to fiscal 2015, inclusive; royalty period may be extended until the earlier of March 31, 2018 or until cumulative royalties total CDN $28.2 million.

DEPARTMENT OF NATURAL RESOURCES CANADA	Funded CDN $1.0 million for demonstration of a low emissions natural gas power generator in Grande Prairie, Alberta.	1% of revenues from future sales of natural gas engines for power generators.	Earlier of 10 years from project completion date (August 30, 2004), or when cumulative royalties total CDN $1.0 million.

For the year ended December 31, 2013, royalties of $1.3 million (CDN $1.4 million) relating to ITO were paid and an additional $1.3 million (CDN $1.4 million) was accrued during the year. Cumulative royalties paid relating to ITO as at December 31, 2013 total CDN $6.8 million.

41

RELATED PARTY TRANSACTIONS

As part of our joint venture agreement, we engage in transactions with CWI.

As at December 31, 2013, net amounts due from CWI total $3,621 (2012 - $2,127). Amounts receivable relate to costs incurred by the Company on behalf of CWI. The amounts are generally reimbursed by CWI to the Company in the month following the month in which the payable is incurred. Cost reimbursements from CWI consisted of the following:

	Years ended December 31,		Nine months ended December 31,
	2013	2012	2011

Research and development	$178	$160	$148
General and administrative	1,351	2,621	338
Sales and marketing	4,725	3,683	2,598

	$6,254	$6,464	$3,084

During the year ended December 31, 2013, interest of $nil (year ended December 31, 2012 - $114; nine months ended December 31, 2011 - $116) was paid to CWI.

All material transactions between the Company and CWI have been eliminated on application of equity accounting.

BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described in our AIF and other filings on www.sedar.com and www.sec.gov. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our AIF, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our AIF may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects. A full discussion of the risks impacting our business is contained in the AIF for the year ended December 31, 2013 under the heading “Risk Factors” and is available on SEDAR at www.sedar.com.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Cash flows from operations before changes in non-cash working capital

(expressed in millions of U.S. dollars)	Year ended December 31,		Nine months ended December 31,
	2013	2012	2011

Cash flow from operations
Net loss for the period	$(185.4)	$(98.8)	$(45.8)
Items not involving cash:
Depreciation and amortization	16.3	11.4	6.2
Stock-based compensation expense	14.3	12.5	6.2
Unrealized foreign exchange (gain) loss	(15.2)	1.2	(2.1)
Deferred income tax recovery	(0.5)	(0.4)	(2.2)
Income from investment accounted for by the equity method	(13.4)	(16.2)	(14.5)
Accretion of long-term debt	1.6	2.1	1.0
Loss on disposal of assets	4.8	-	-
Inventory obsolescence	4.9	-	-
Intangible impairment	1.7	-	-
Goodwill impairment	35.0	-	-
Other	-	0.3	0.7

Cash flows from operations before changes in non-cash operating working capital	$(135.9)	$(87.9)	$(50.5)

42